UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-4881

AVON PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Building 6, Chiswick Park, London W4 5HR, United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

5.00% Notes due March 2023

6.95% Notes due March 2043

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.00% Notes due March 2023: 75

6.95% Notes due March 2043: 53

As of January 1, 2020, each of Avon Products Inc.’s (“Avon”) 5.00% Notes due March 2023 (the “2023 Notes”) and 6.95% Notes due March 2043 (the “2043 Notes”) had fewer than 300 record holders. Therefore, Avon’s Section 15(d) reporting obligation for its 2023 Notes and 2043 Notes has been suspended by operation of the statutory provision pursuant to Rule 15d-6.

Pursuant to the requirements of the Securities Exchange Act of 1934 Avon Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 24, 2020	By:	/s/ Ginny Edwards
Vice President, General Counsel and Corporate Secretary